Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179687

PROSPECTUS SUPPLEMENT NO. 17

(To Prospectus Dated March 24, 2014)

29,174,957 Shares of Common Stock

This prospectus supplement no. 17 supplements the prospectus dated March 24, 2014, relating to the offering of up to 29,174,957 shares of our common stock that were issued to selling stockholders in connection with a recapitalization of Dune Energy, Inc.’s capital structure.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on February 25, 2015.

You should read this prospectus supplement in conjunction with the prospectus and the information incorporated by reference therein, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus and the information incorporated by reference therein except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTCQB tier of the OTC Markets Group Inc. under the symbol “DUNR.” On February 27, 2015, the closing price of our common stock was $0.24.

Investing in our common stock being offered for resale under the prospectus involves a high degree of risk. See “Risk Factors” beginning on page 8 of the prospectus before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 2, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 24, 2015

DUNE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27897	95-4737507
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification No.)

Two Shell Plaza 777 Walker Street, Suite 2300 Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 229-6300

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On September 17, 2014, the Company, Eos Petro, Inc., a Nevada corporation (“Eos”), and Eos Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Eos (“Merger Subsidiary”), entered into an Agreement and Plan of Merger dated September 17, 2014 (the “Merger Agreement”), pursuant to which, among other things, Merger Subsidiary, agreed to commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), for $0.30 per share payable to the holder in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”).

On October 9, 2014, Eos through Merger Subsidiary commenced the Tender Offer which was set to expire on November 6, 2014, was subsequently extended by the parties to November 20, 2014, further extended to December 22, 2014, further extended to January 15, 2015, further extended to January 23, 2015, further extended to January 30, 2015, further extended to February 6, 2015, further extended to February 13, 2015, further extended to February 20, 2015 and further extended to February 24, 2015.

On February 24, 2015, the Company, Eos and Merger Subsidiary entered into an agreement (the “Amendment”), which amended the Merger Agreement to further extend the expiration date of the Offer to midnight, New York City Time, on February 27, 2015.

The foregoing description of the Merger Agreement, as amended by the Amendment, and the transactions contemplated therein is not complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which was attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2014, and the Amendment, attached hereto as Exhibit 2.2, both of which are incorporated herein by reference.

The Merger Agreement, as amended by the Amendment, and the foregoing description of the Merger Agreement and Amendment have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such contracting parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating contractual risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts of the Company, Eos or Merger Subsidiary or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Important Information for Investors and Security Holders

No statement in this Current Report on Form 8-K is an offer to buy or the solicitation of an offer to sell any securities. Eos has previously filed its offer to purchase and related materials with the Securities and Exchange Commission (the “SEC”) on Schedule TO, as subsequently amended, and the Company has previously filed its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9, as subsequently amended, with respect to the tender offer. Investors and stockholders are urged to read the Tender Offer Statement, as amended, (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9, as amended, carefully, as well as other documents filed with the SEC, before any decision is made with respect to the Tender Offer, because they contain important information, including terms and conditions of the offer. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 will be sent free of charge to the Company stockholders, and these and other materials filed with the SEC may also be obtained by contacting the information agent for the tender offer Okapi Partners, LLC toll-free at (855) 305-0856 or info@okapipartners.com. In addition, all of these materials (and all other documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of these documents that are filed with the SEC from the Company at http://www.duneenergy.com.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements with respect to certain plans and objectives of the Company with respect to the proposed Tender Offer, Merger and related transactions, including the timing of the completion of the Merger with Merger Subsidiary. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of the Company and any related Tender Offer and Merger may not be consummated, or may not be consummated in a timely manner. The Company’s business as a whole is subject to a number of risks, and to the extent those risks are known to be material, they have been listed and discussed in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013, and quarterly and current reports on Form 10-Q and 8-K. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct, and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this communication. The Company assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 17, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on September 18, 2014.)

2.2	Tenth Amendment to the Agreement and Plan of Merger, dated as of February 24, 2015, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUNE ENERGY, INC.

Date: February 25, 2015	By:	/s/ James A. Watt
		Name:	James A. Watt
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 17, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on September 18, 2014.)

2.2	Tenth Amendment to the Agreement and Plan of Merger, dated as of February 24, 2015, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc.

Exhibit 2.2

TENTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS TENTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER (“Tenth Amendment”) is made and entered into on this 24th day of February, 2015, by and among Eos Petro, Inc. (“Eos”), Eos Merger Sub, Inc. (“Merger Subsidiary”), a wholly owned subsidiary of Eos, and Dune Energy, Inc. (the “Company”).

WHEREAS, the Company, Eos and Merger Subsidiary have previously entered into an Agreement and Plan of Merger, dated as of September 17, 2014, as amended on November 6, 2014, November 20, 2014, December 22, 2014, January 15, 2015, January 23, 2015, January 30, 2015, February 6, 2015, February 13, 2015 and February 20, 2015 (the “Merger Agreement”), whereby it has been agreed that Merger Subsidiary will make a cash tender offer to acquire all of the Company’s outstanding shares of common stock, $0.001 par value per share, upon the terms and conditions set forth in the Merger Agreement and the Offer Documents filed with the SEC by Eos and Merger Subsidiary.

WHEREAS, in accordance with Section 9.3 of the Merger Agreement, the parties to the Merger Agreement desire to amend certain terms of the Merger Agreement as set forth in this Tenth Amendment so as to, among other things, extend the Expiration Date;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Tenth Amendment and in the Merger Agreement, and intending to be legally bound hereby, Eos, Merger Subsidiary and the Company hereby agree as follows:

1.	Defined Terms. Terms not defined herein shall have the meaning ascribed thereto in the Merger Agreement as amended.

2.	Amendment to Expiration Date. The Expiration Date, as set forth in Section 2.1(c) of the Merger Agreement, is extended to midnight, New York City time, on February 27, 2015.

3.	Consent and Waiver. Eos and Merger Subsidiary hereby confirm and acknowledge that any amendments to, waivers or defaults under, or expiration of the Forbearance Agreements dated September 30, 2014, January 2, 2015 and January 30, 2015 by and among the Company, certain lenders and the Bank of Montreal, any resulting effects on the Company’s business related directly thereto, or the entry into a new forbearance agreement is hereby consented to and will not be deemed to be a breach of any representation, warranty or covenant contained in the Merger Agreement.

4.	Effect of Amendment. This Tenth Amendment, except as expressly provided herein, shall not be deemed to be a consent to the modification or waiver of any other term or condition of the Merger Agreement (including, without limitation, the Company’s termination rights under Sections 8.1(c) and 8.3(c) to the Merger Agreement). Except as otherwise expressly provided herein, all of the terms, conditions and provisions of the Merger Agreement, and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall continue in full force and effect, and are hereby ratified and confirmed.

5.	Miscellaneous. This Tenth Amendment may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Signatures delivered by means of facsimile, “.pdf” or other electronic transmission shall be valid and binding to the same extent as the delivery of original signatures.

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IN WITNESS WHEREOF, the parties have caused this Tenth Amendment to Agreement and Plan of Merger to be executed as of the date first above written.

EOS PETRO, INC.

By:	/s/ Nikolas Konstant
Name:	Nikolas Konstant
Title:	Chairman and CFO

EOS MERGER SUB, INC.

By:	/s/ Nikolas Konstant
Name:	Nikolas Konstant
Title:	President and CEO

DUNE ENERGY, INC.

By:	/s/ James A. Watt
Name:	James A. Watt
Title:	President and CEO